

SECURITIES AND EXCHANGE COMMISSION
02005415

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RECEIVED MAR 0 1 2002 365 SEC MAIL PROCESSING SECTION WASH, D.C.

SEC FILE NUMBER
8- 395

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2001 (MM/DD/YY) AND ENDING 12/31/2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Evergreen Investment Services, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 Berkeley Street
(No. and Street)

Boston	MA	02116
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dorothy M. Cosentino (617) 210-3237
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name — *if individual, state last, first, middle name*)

99 High Street	Boston	MA	02110
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 0 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

3/19/2002

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Dorothy M. Cosentino, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Evergreen Investment Services, Inc., as of December 31, ~~19~~ XX 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Dorothy M Cosentino
Signature

Asst. Vice President, Corporate Finance
Title

Jeanne A. Gysk
Notary Public
My commission expires: 4-18-08

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



EVERGREEN INVESTMENT SERVICES, INC.

(A Wholly Owned Subsidiary of
Evergreen Investment Company, Inc.)

Financial Statements and Supplementary Schedules

December 31, 2001

(With Independent Auditors' Report Thereon and
Supplemental Report on Internal Control)



99 High Street
Boston, MA 02110-2371

Telephone 617 988 1000
Fax 617 988 0800

Independent Auditors' Report

The Board of Directors
Evergreen Investment Services, Inc.:

We have audited the accompanying statement of financial condition of Evergreen Investment Services, Inc. (the Company, a wholly owned subsidiary of Evergreen Investment Company, Inc.) as of December 31, 2001, and the related statements of operations, cash flows, and changes in stockholder's equity for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Evergreen Investment Services, Inc. as of December 31, 2001 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

February 28, 2002



EVERGREEN INVESTMENT SERVICES, INC.

(A Wholly Owned Subsidiary of Evergreen Investment Company, Inc.)

Statement of Financial Condition

December 31, 2001

Assets		
Current assets:		
Cash and cash equivalents	$	49,232,385
Receivable from affiliated mutual funds		810,205
Receivable from affiliates (note 3)		6,060,692
Prepaid expenses and other assets		1,356,311
Total current assets		57,459,593
Fixed assets, net of accumulated depreciation of $3,192,043 (note 4)		1,157,410
Total assets	$	58,617,003
Liabilities		
Current liabilities:		
Payable to affiliate (note 3)	$	11,113,409
Accounts payable and accrued expenses		1,313,845
Total current liabilities		12,427,254
Commitments and contingencies (notes 5 and 9)		
Stockholder's Equity		
Common stock, no par value; 40,000 shares authorized; 21,000 shares issued and outstanding		6,693,224
Retained earnings		39,496,525
Total stockholder's equity		46,189,749
Total liabilities and stockholder's equity	$	58,617,003

See accompanying notes to financial statements.

EVERGREEN INVESTMENT SERVICES, INC.

(A Wholly Owned Subsidiary of Evergreen Investment Company, Inc.)

Statement of Operations

Year ended December 31, 2001

Revenues:		
Distribution fees, net (note 6)	$	61,141,408
Investment income, net		3,481,592
Total revenues		64,623,000
Expenses:		
Compensation and employee benefits (note 7)		16,441,451
Sales promotion		4,070,822
Travel and entertainment		3,077,213
Equipment		1,483,558
Occupancy		773,980
Communications		696,790
Other		1,497,740
		28,041,554
Intercompany charges:		
Interest expense, net (note 3)		1,977,407
Corporate overhead (note 3)		1,499,014
Total expenses		31,517,975
Income before income tax expense		33,105,025
Income tax expense (note 5)		13,637,818
Net income	$	19,467,207

See accompanying notes to financial statements.

EVERGREEN INVESTMENT SERVICES, INC.
(A Wholly Owned Subsidiary of Evergreen Investment Company, Inc.)

Statement of Changes in Stockholder's Equity

Year ended December 31, 2001

		Common stock	Retained earnings	Total
Balance, December 31, 2000	$	6,693,224	20,029,318	26,722,542
Net income		—	19,467,207	19,467,207
Balance, December 31, 2001	$	6,693,224	39,496,525	46,189,749

See accompanying notes to financial statements.

EVERGREEN INVESTMENT SERVICES, INC.
(A Wholly Owned Subsidiary of Evergreen Investment Company, Inc.)

Statement of Cash Flows

Year ended December 31, 2001

Cash flows from operating activities:	
Net income	$ 19,467,207
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	1,205,040
Changes in assets and liabilities:	
Decrease in payable to affiliates	(10,698,321)
Decrease in accounts payable and accrued expenses	(1,653,817)
Decrease in receivable from affiliated mutual funds	1,358,266
Decrease in receivable from affiliates	1,077,708
Increase in prepaid expenses and other assets	(806,600)
Net cash provided by operating activities	9,949,483
Cash flows from investing activities:	
Fixed asset additions	(1,781,877)
Net cash used in investing activities	(1,781,877)
Increase in cash and cash equivalents	8,167,606
Cash and cash equivalents, beginning of year	41,064,779
Cash and cash equivalents, end of year	$ 49,232,385
Supplemental disclosures:	
Income tax paid	$ 13,312,518
Interest paid	1,977,407

See accompanying notes to financial statements.

EVERGREEN INVESTMENT SERVICES, INC.
(A Wholly Owned Subsidiary of Evergreen Investment Company, Inc.)

Notes to Financial Statements

December 31, 2001

(1) Organization

Evergreen Investment Services, Inc. (EIS or the Company) is a wholly owned subsidiary of Evergreen Investment Company, Inc. (EICO), which, in turn, is an indirect wholly owned subsidiary of First Union National Bank (FUNB), a national banking association and a wholly owned subsidiary of Wachovia Corporation (Wachovia). Evergreen Investment Management Company, LLC (EIMCO), an indirect subsidiary of EICO serves as advisor and administrator for the Evergreen mutual funds, which, as of December 31, 2001, consisted of approximately 105 mutual funds.

EIS is registered as a broker-dealer under the Securities Exchange Act of 1934. EIS acts as marketing agent for the sale of shares of the Evergreen mutual funds (the funds) and has the right to receive distribution fees directly from the funds.

(2) Summary of Significant Accounting Policies

The financial statements have been prepared in conformity with generally accepted accounting principles. The following is a summary of significant accounting policies consistently followed in the preparation of the financial statements of the Company:

(a) Cash and Cash Equivalents

Cash and cash equivalents includes all cash, investments with an original maturity of less than three months, and shares of money market mutual funds. Cash and cash equivalents are substantially comprised of shares of an affiliated money market mutual fund.

(b) Fixed Assets

Fixed assets consist primarily of automobiles, equipment, and computer software, and are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, which range from two to seven years.

(c) Distribution Fees

Distribution fees are generally calculated as a percentage of the average daily net asset value of mutual fund shares outstanding. Collection of distribution fees are subject to certain limitations imposed by the National Association of Securities Dealers, Inc. (NASD) (see note 6). Distribution fees are recorded on an accrual basis as receivable from affiliated mutual funds.

(d) Income Taxes

The Company's results for the year ended December 31, 2001 will be included in the consolidated Wachovia income tax return. The current income tax liability is determined on a separate-return basis with benefits for net losses and credits recorded when realized in the consolidated Wachovia tax return. Deferred income taxes are computed on a separate-entity basis.

Deferred tax assets and liabilities are established for the expected future tax consequences attributable to temporary differences between the financial statement carrying amount and the tax basis of assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected

(Continued)

to be recovered or settled. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income during the period that includes the enactment date.

(e) Use of Estimates

In preparing these financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities, at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(3) Related Party Transactions

The Company routinely engages in various financial transactions with affiliated companies. The Company receives credit for the collection of its receivables and is charged for the settlement of its liabilities through intercompany accounts with affiliates. The financial statements may not necessarily be indicative of the financial position that would have existed or the results of operations or cash flows that would have occurred had the Company operated as an independent enterprise. The nature of these transactions were as follows:

(a) Due From/Payable To Affiliate

The Company advances cash not required for direct operational needs to other Wachovia entities. The Company also has established a revolving line of credit with FUNB on which interest is payable monthly at the average federal funds rate, with a maximum available balance of $50 million. Interest expense of $1,977,407 was paid on the line of credit during 2001. Interest income of $0 was earned on amounts due from affiliates during 2001. As of December 31, 2001, the Company was in a payable position, with an outstanding balance of $9,931,062.

(b) Receivable From Affiliates

Receivables from affiliates represent unsettled balances of various amounts, primarily arising from services rendered by the Company to affiliated companies. These amounts are generally paid out within one month's time.

(c) Corporate Overhead

As a service to its subsidiaries, FUNB provide services such as corporate and executive administration, including technical, treasury, financial and legal support. The subsidiaries, including EIS, are charged monthly for their pro rata share of these services as corporate overhead. Additionally, EIMCO allocates costs of common facilities to its subsidiaries, including EIS. These additional costs are included within "occupancy" expenses in the statement of operations.

(d) Fixed Assets Transfer

During the 2001 financial year, fixed assets with a net book value of $1,477,554 were transferred into EIS from an affiliated party.

(4) Fixed Assets

Fixed assets included the following at December 31, 2001 (in thousands):

Automobiles	$ 1,015
Equipment	372
Computer equipment	305
Telephone equipment	30
Computer software	2,627
	4,349
Less accumulated depreciation	(3,192)
	$ 1,157

(5) Income Taxes

The Company's provision for federal and state income tax expense for 2001 includes the following:

	Federal	State	Total
Current	$ 10,827,424	2,874,107	13,701,531
Deferred	(50,709)	(13,004)	(63,713)
Total income tax expense	$ 10,776,715	2,861,103	13,637,818

A reconciliation between the actual provision for income taxes and the income tax provision computed by applying the statutory federal income tax rate to income before provision for income taxes for 2001 is as follows:

	Tax expense (benefit)	Effective tax rate
Computed tax at statutory rate	$ 11,586,759	35.00%
Entertainment disallowance	191,342	0.58%
State income tax, net of federal income tax benefit	1,859,716	5.62%
Change in valuation allowance	(2,684)	(0.01%)
Other	2,685	0.01%
Total income tax expense	$ 13,637,818	41.20%

(Continued)

Deferred tax assets and liabilities recognize the future tax consequences of transactions that have been reported in different periods for financial and tax purposes, as well as benefits from net operating loss carryforwards. The effect of changes in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. The sources and tax effects of temporary differences that give rise to significant portions of the deferred tax assets (liabilities) are as follows:

		2001
Deferred tax assets:		
Accrued post retirement benefits	$	69,974
Deferred compensation		268,617
Net operating loss carryforwards		23,541
Deferred income tax assets		362,132
Deferred tax assets valuation allowance		(23,541)
Net deferred income tax assets		338,591
Deferred tax liabilities:		
Prepaid pension assets		(232,958)
Depreciation		(59,051)
Deferred income tax liabilities		(292,009)
Net deferred income tax assets (liabilities)	$	46,582

Management has determined that it is more likely than not that the net deferred tax asset can be supported by carrybacks to federal and state taxable income in the respective carryback periods and by expected future taxable income which will exceed the amounts necessary to fully realize the remaining deferred tax assets resulting from the scheduling of temporary differences. A valuation allowance of $23,541 as of December 31, 2001 was established in prior years related to certain state net operating loss carryforwards not expected to be utilized.

At December 31, 2001, EIS had state net operating loss carryforwards of $406,928 which expire in the years 2007 through 2008. These carryforwards expire in the range of years indicated, if not offset against future taxable income.

The Internal Revenue Service (the IRS) is currently examining the Wachovia's federal income tax returns for the years 1997 through 1999. In addition, in November 2001, the IRS issued reports related to the examination of the Wachovia's 1994 to 1996 federal income tax returns. Although the amount of any ultimate liability with respect to such examinations cannot be determined, Wachovia believes that any such liability will not have a material impact on the EIS's financial position or results from operations. In 1999, the IRS examination of the Wachovia's federal income tax returns for the years 1991 through 1993 was settled with no significant impact on the EIS's financial position or results of operations.

(Continued)

(6) Distribution Fees

Generally, distribution fees related to shares sold (Class B and Class C) are paid by various Evergreen Funds to EIS under distribution plans adopted pursuant to Rule 12b-1 (12b-1 Plans) of the Investment Company Act of 1940, as amended. Distribution fees collected are subject to NASD limitations of the lessor of an annual rate of 0.75% of a fund's average daily net assets or 6.25% of aggregate sales, less contingent deferred sales charges paid by fund shareholders on redemptions of fund shares sold; plus interest accrued on certain unpaid amounts thereof since adoption, by a fund, of an asset-based sales charge under a 12b-1 Plan. The Company uses the distribution fees as reimbursement for certain expenses incurred in connection with marketing agent activities.

Distribution fee revenue is net of payments to third parties under agreements for the sale of distribution fee collection rights, which totaled $1,525,656 for 2001.

(7) Benefit Plans

Substantially all employees with one year of service are eligible for participation in the non-contributory defined benefit pension plan and the matching savings plan of Wachovia. In addition, Wachovia provides postretirement benefits, principally health care, to employees and their beneficiaries and dependents. Wachovia allocates expense to the Company for the defined benefit pension plan, matching savings plan and postretirement benefits based on employee compensation of the Company and the total cost incurred with respect to the plans on a consolidated basis. Total benefits expense for the Company for these plans for the year ended December 31, 2001 was $377,998. The actuarial and plan asset information pertaining to the employees of the Company is not segregated in Wachovia's retirement and postretirement plan calculations and is therefore not available.

(8) Net Capital Requirement

Pursuant to the net capital provisions of rule 15c3-1 of the Securities Exchange Act of 1934, as of December 31, 2001, the Company was required to maintain minimum net capital (as defined) equal to the greater of $5,000 or 6⅔% of aggregate indebtedness (as defined). Net capital and the related net capital percentage may fluctuate on a daily basis. At December 31, 2001, EIS had net capital of $35,820,483 which was $34,992,000 in excess of its required minimum net capital of $828,483. The Company's ratio of aggregate indebtedness to net capital was 0.35 to 1.

(9) Other Commitments and Contingencies

EIS and EIMCO have, along with numerous other U.S. mutual distributors and fund managers, been named as defendants in a nominal class action involving allegations of excessive distribution and advisory fees paid by certain funds. The proceedings have been stayed pending a decision on EIS's and EIMCO's motion to transfer the case from Illinois to Massachusetts. EIS and EIMCO believe that the plaintiffs' claims are without merit, and intend to defend the action vigorously.

(Continued)

EIS has also been named as defendant in a case, brought by a former employee of EIS, involving allegations that EIS and another of its employees, the plaintiff's supervisor, failed to follow proper policies and procedures in connection with her employment with EIS. The plaintiff is currently seeking punitive damages of $2,000,000 plus other unspecified damages. EIS believes that the plaintiff's claims lack merit, and intends to defend the action vigorously.

EVERGREEN INVESTMENT SERVICES, INC.
(A Wholly Owned Subsidiary of Evergreen Investment Company, Inc.)

Computation of Aggregate Indebtedness
and Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission

December 31, 2001

Net capital		
Total stockholder's equity	$	46,189,749
Deductions and/or charges:		
Receivable from affiliates		(6,060,692)
Receivable from affiliated mutual funds		(810,205)
Fixed assets, net		(1,157,410)
Prepaid expenses and other assets		(1,356,311)
Net capital before haircuts on securities positions		36,805,131
Haircut on investment in money market mutual fund		(984,648)
Net capital	$	35,820,483
Aggregate indebtedness:		
Total liabilities	$	12,427,254
Computation of basic net capital requirement:		
Minimum net capital required:		
$5,000 or 6 2/3% of aggregate indebtedness, whichever is greater	$	828,483
Excess net capital		34,992,000
Ratio of aggregate indebtedness to net capital		0.35 to 1

As required by the Securities and Exchange Commission (SEC), the Company has filed financial statements in the form prescribed by the SEC on Part IIA of the Focus report as of December 31, 2001 (the Filing). Provided below is a summary of the differences between the results of the net capital computation in the Filing as compared to the results of the computation from the audited financial statements.

		Filing	Difference from above
Total stockholders' equity	$	44,454,623	(1,735,126)
Deductions and/or charges:			
Receivable from affiliates		(1,666,560)	4,394,132
Receivable from affiliated mutual funds		(810,204)	1
Fixed assets, net		(1,157,410)	—
Prepaid expenses and other assets		(2,832,971)	(1,476,660)
Net capital before haircuts on securities positions		37,987,478	1,182,347
Haircut on investment in money market mutual fund		(984,648)	—
Net capital	$	37,002,830	1,182,347
Aggregate indebtedness		11,244,907	(1,182,347)
Excess net capital		36,253,170	1,261,170
Ratio of aggregate indebtedness to net capital		0.30 to 1	(0.05) to 1

Schedule 2

EVERGREEN INVESTMENT SERVICES, INC.

(A Wholly Owned Subsidiary of Evergreen Investment Company, Inc.)

Statement of Exemption

December 31, 2001

The Company is exempt from the provisions of rule 15c3-3 of the Securities Exchange Act of 1934, under Subsection (k)(1). During the year ended December 31, 2001, the Company was in compliance with the conditions for the exemption.



99 High Street
Boston, MA 02110-2371

Telephone 617 988 1000
Fax 617 988 0800

Independent Accountants' Report on Internal Control Required by SEC Rule 17a-5

The Board of Directors
Evergreen Investment Services, Inc.:

In planning and performing our audit of the financial statements and supplemental schedules of Evergreen Investment Services, Inc. (the Company) for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the Commission), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making quarterly securities examinations, counts, verifications and comparisons; recordation of differences required by rule 17a-13; or complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.





Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Security Dealers, Inc. and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used for any other purposes.

KPMG LLP

February 28, 2002